Exhibit 19.1

MULLEN AUTOMOTIVE, INC.

INSIDER TRADING POLICY

I.Introduction

The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by Mullen Automotive, Inc., and its respective subsidiaries (“Mullen” or the “Company”) and all directors, officers and employees thereof, in order to preserve the reputation and integrity of Mullen as well as that of persons affiliated therewith.

II.Applicability

The Policy is applicable to all directors, officers and employees of the Company. Every director, officer and employee of the Company must read and retain this Policy. Unless the context otherwise requires, references to the “Company” in this Policy refers to Mullen and its respective subsidiaries.

Questions regarding this Policy should be directed to the Company’s Investor Relations Officer and/or General Counsel.

III.Policy

It is the Company’s policy that no (i) director, officer or other employee of the Company; (ii) agent or advisor of the Company (such as its auditors, consultants or attorneys), (iii) persons identified as insiders under this Policy, or (iv) Related Person (as defined below) thereof (individually a “Covered Person” and, collectively, the “Covered Persons”) having material, nonpublic information relating to the Company may buy or sell shares or other capital stock or securities of the Company (collectively, “Company Securities”) or engage in any other action to take advantage of, or pass on to others, such information. This Policy also applies to material, nonpublic information relating to any other company with publicly-traded securities, including our members or suppliers, obtained in the course of employment by or association with Mullen.

To avoid even the appearance of impropriety, additional restrictions on trading Company Securities apply to directors and executive officers. See Section VI.

Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short- range speculation based on fluctuations in the market. Such activities may put the personal gain of a Covered Person in conflict with the best interests of the Company and its stockholders.

IV.Definitions/Explanations

A.Who is an “Insider?”

Any person (including Covered Persons) who possesses material, nonpublic information is considered an insider as to that information.

B.What is “Material” Information?

The materiality of information depends upon the circumstances. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if the facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information publicly available. Material information can be positive or negative and can relate to virtually any aspect of a company’s business and impact the value of any type of security – debt or equity.

Some examples of material information include:

•	unpublished financial results;
•	news of a pending or proposed transaction, such as a significant merger, acquisition, divestiture or joint venture;
•	stock splits or dividends, calls for redemption of securities and other events regarding the Company’s outstanding securities;
•	acquisition or loss of a significant member contract;
•	development of a significant new product or process;
•	change in control or a change in management;
•	change in auditors or auditor notification that the Company can no longer rely on an auditor’s report;
•	new equity or debt offerings or purchases (whether publicly or privately);
•	significant change in strategy or development involving corporate relationships;
•	significant litigation exposure or regulatory action; and
•	impending bankruptcy or receivership.

The above list is only illustrative, many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information should be reviewed on a frequent basis.

C.	What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through various forms of media. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, one full trading day following publication may be viewed as a reasonable time period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee (as an example) may trade in Company Securities starting on Tuesday of that week, because one full trading day would have elapsed by then. If the announcement is made on Monday after trading begins, the employee may not trade in Company Securities until Wednesday.

D.	Who is a “Related Person?”

For purposes of this Policy, a Related Person includes (1) a person’s spouse and minor children and anyone else living in such person’s household, (2) partnerships in which such person is a general partner, (3) trusts of which such person is a trustee, (4) estates of which such person is an executor and (5) other equivalent legal entities that such person controls. Although a person’s parent or sibling is not considered a Related Person (unless living in the same household), a parent or sibling may be a tippee for securities laws purposes. See Section V.E below for a discussion on the prohibition on “tipping.”

V.	Trading Guidelines and Requirements

A.	Non-disclosure of Material Nonpublic Information

Material, nonpublic information is strictly confidential and must not be disclosed whether through written, oral or electronic means to anyone, except the persons within the Company or third party agents of the Company such as investment banking advisors or outside legal counsel whose positions or roles require them to know such information, until such information has been publicly released by the Company.

B.	Prohibited Trading in Company Securities

No insider may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts, when such person has knowledge of material, nonpublic information concerning the Company. Further, no insider may make loans, pledges, gifts, charitable donations or other contributions of Company Securities when such person has knowledge of material, nonpublic information concerning the Company.

C.	Sales Under SEC Rule 10b 5-1

Directors, executive officers and significant stockholders (beneficial holders of 5% or more of the Company’s issued and outstanding stock) or other insiders may elect to sell shares pursuant to contracts, plans or instructions complying with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1 Plans”) and are not per se prohibited by this Policy so long as such 10b5-1 Trading Plans are entered into in good faith while the insider is not in possession of material, nonpublic information; provided, that the adoption and maintenance of any such Rule 10b5-1 Plans by an insider must comply with any and all policies of the Company applicable to such insider with respect to the adoption and maintenance of Rule 10b5-1 Plans.

D.	Twenty-Twenty Hindsight

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction relating to the Company Securities an insider should carefully consider how such person’s transaction may be construed in the bright light of hindsight. Again, in the event of any questions or uncertainties about the Policy, please consult the Company’s Investor Relations Officer or any person to which the General Counsel has delegated responsibility for advising on this Policy.

E.	“Tipping” Information to Others

Insiders may be liable for communicating or tipping material, nonpublic information to any third party (“tippee”), even if such third party is not a Related Person. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, tippees who pass such information along to others who trade on such information will be liable. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.

F.	Avoid Speculation

No insider may trade in options, warrants, puts or calls or similar instrument involving Company Securities or sell Company Securities “short.” Further, no insider may hold Company Securities in margin accounts. Anyone may, of course, in accordance with this Policy and other Company policies, exercise options granted thereto by the Company.

G.	Trading in Other Securities

No insider may place purchase or sell orders or recommend that another person place a purchase or sell order involving the securities of another company if such insider learns of material, nonpublic information about such other company in the course of such insider’s employment or other special relationship with Mullen.

H.	Post-Termination/Separation Transactions

This Policy continues to apply to transactions in the Company Securities by a Covered Person following termination of employment or other services with the Company if such Covered Person is aware of material, nonpublic information until such time that the information becomes public or is no longer material.

VI.Additional Restrictions and Requirements for Directors and Executive Officers and other Nominated Individuals

A.	Trading Window

In addition to being subject to all of the other limitations in this Policy, directors and executive officers of the Company may only buy or sell Company Securities in the public market during the period beginning one full trading days after the release of the Company’s quarterly earnings (by press release or filing of a Form 8-K or other current report) and ending on the last day of the calendar month of the Company’s next fiscal quarter. See Section V.C. for exceptions relating to Rule 10b5-1 Plans (as defined above).

Additionally, the Company may establish event-specific black-out periods from time to time which will further limit the time during which directors and executive officers of the Company may buy or sell Company Securities in the public market.

B.	Pre-Clearance

Directors and executive officers of the Company as such terms are defined pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, must obtain prior clearance from the Company’s General Counsel, or the Investor Relations Officer, before any purchases or sales of Company Securities including any exercise of stock options are made thereby. The General Counsel and/or Investor Relations Officer will consult as necessary with senior management of and/or counsel to the Company before clearing any proposed trade. Each proposed purchase and sale will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order for a purchase or sale of Company Securities is not placed within that 48-hour period, clearance of such purchase or sale as the case may be, must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

C.	Hardship Exceptions

In limited circumstances, the Company’s General Counsel may grant a hardship exception to a Covered Person who is subject to a blackout period and who has an unexpected and urgent need to sell Company Securities in order to generate cash. However, a transaction that may be necessary or seem justifiable for independent reasons including a need to raise money for a personal financial emergency is neither a general exception to this Policy nor a safeguard against prosecution for violation of insider trading laws. Hardship exemptions may be granted only by the General Counsel and must be requested at least two business days in advance of the proposed trade. Under no circumstances will a hardship exception be granted during an event-specific blackout period or to a director or executive officer.

D.	Certification

It is a condition of employment or continued employment with the Company that every employee read and acknowledge acceptance of this Policy as requested by the Company.

VII.	The Consequences of Insider Trading

Individuals who trade on material, nonpublic information or tip information to others can be subject to an array of civil and criminal penalties. Violations are taken very seriously by the Securities and Exchange Commission (the “SEC”), the federal agency responsible for enforcing the law in this area. Potential sanctions include:

●	disgorgement of profits gained or losses avoided and interest thereon;
●	a civil penalty of up to three times the profit gained or loss avoided;
●	a bar from acting as an officer or director of a publicly traded company;
●	a criminal fine (no matter how small the profit or the lack thereof) of up to $1 million; and
●	a jail term of up to 10 years.

These penalties can apply even if the individual is not a director or officer of the Company. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, NASDAQ Capital Market and Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading. In addition to the potentially severe civil and criminal penalties for violation of the insider trading laws, violation of this Policy may result in the imposition by the Company of sanctions, including dismissal from the Company. A conviction or finding of liability for insider trading can also result in individuals being banned generally from employment in the securities or financial services industries or other employment, and even a mere allegation of insider trading can result in severe harm to professional and personal reputation.

Approved by the Mullen Automotive, Inc. Board on April 20, 2022